________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K
________________________________________________________________________________


(Mark One)

          [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                 For the year ended June 30, 1995

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from __________ to
__________


                       Commission file number 0-15828


                       EMPLOYEES SALARY REDUCTION PLAN
                 OF THE FIRST NATIONAL BANK IN MACOMB COUNTY
                          (Full title of the plan)

                       OLD KENT FINANCIAL CORPORATION
                            One Vandenberg Center
                         Grand Rapids, Michigan 49503

                   (Name of issuer of the securities held
                   pursuant to the plan and the address of
                       its principal executive office)
















________________________________________________________________________________

EMPLOYEES SALARY REDUCTION PLAN OF THE
FIRST NATIONAL BANK IN MACOMB COUNTY

TABLE OF CONTENTS



PAGE

INDEPENDENT AUDITORS' REPORT
  1

FINANCIAL STATEMENTS:
     Statements of Assets Available for Benefits
     as of June 30, 1995 and 1994
  2

     Statement of Changes in Assets Available for
     Benefits for the Year Ended June 30, 1995
  3

     Statement of Changes in Assets Available for
     Benefits for the Year Ended June 30, 1994
  4

     Notes to Financial Statements
 5-7

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED JUNE 30, 1995:

     Item 27(a) - Schedule of Assets Held for Investment Purposes
  8

     Item 27(d) - Schedule of Reportable Transactions - Series
  9

























          INDEPENDENT AUDITORS' REPORT
Plan Administrator
Employees Salary Reduction Plan of the
   First National Bank in Macomb County
Mount Clemens, Michigan
We have audited the accompanying statements of assets available for benefits of the Employees Salary Reduction Plan of the First National Bank in Macomb County as of June 30, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended.
These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of June 30, 1995 and 1994 and the changes in assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the assets available for benefits and changes in assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules of (1) assets held for investment purposes as of June 30, 1995, and (2) transactions in excess of 5% of the current value of plan assets for the year ended June 30, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
This supplemental information and these schedules are the responsibility of the Plan's management. Such supplemental information by fund and such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, except for the omission of certain historical cost information, are fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
December 15, 1995

                  EMPLOYEES SALARY REDUCTION PLAN OF THE
                   FIRST NATIONAL BANK IN MACOMB COUNTY

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 1995 AND 1994
                                                      1995
        1994
ASSETS:
       Investments at current value:
          Guaranteed Income Fund               $   2,834,128
 $     2,438,877
            Bond Fund                                179,007
         139,969
            Equity Fund                              726,475
         527,087
            Money Market Fund                         25,874
          29,508
            FNB Cash Fund                             78,414
          68,814
            FNB Stock Fund                           811,405
         474,510
            Loans to participants                    141,021
         152,368
                 Total                             4,796,324
       3,831,133
       Receivables - employer contributions           13,516
          16,092

ASSETS AVAILABLE FOR BENEFITS                  $   4,809,840
 $     3,847,225

See notes to financial statements.



























                       -1-
                               EMPLOYEES SALARY REDUCTION PLAN OF
THE
                                FIRST NATIONAL BANK IN MACOMB
COUNTY

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 1995

Supplemental Information By Fund

                                     Guaranteed
       Money       FNB        FNB                     Total
                                      Income       Bond
Equity    Market       Cash      Stock        Loan         All
                                       Fund        Fund
Fund      Fund        Fund       Fund        Fund         Funds
ASSETS AVAILABLE FOR BENEFITS AT
       THE BEGINNING OF THE YEAR    $2,449,545   $140,581   $
529,393   $ 29,637   $ 69,115   $ 476,586   $ 152,368   $ 3,847,225

ADDITIONS:
          Employee contributions       189,838     23,617
76,500      3,482     77,800                               371,237
          Employer contributions        97,795     12,166
39,409      1,793     40,079                               191,242
          Investment income            193,239     21,224
122,160      1,290     27,712     210,340      13,025       588,990
          Transfers                      5,335      8,096
(5,029)    (6,040)  (112,283)    129,575     (19,654)      ______


                 Total additions       486,207     65,103
233,040        525     33,308     339,915      (6,629)    1,151,469

DEDUCTIONS:
          Distributions to retired
          employees and
          beneficiaries (Note 6)        92,231     25,996
34,138      4,259     22,416      5,096       4,718       188,854
          Forfeiture Allocation          2,670       (200)
(1,038)       (89)    (1,343)     _____       _____       _______

                  Total deductions      94,901     25,796
33,100      4,170     21,073      5,096       4,718       188,854

NET ADDITIONS (DEDUCTIONS)             391,306     39,307
199,940     (3,645)    12,235    334,819     (11,347)      962,615

ASSETS AVAILABLE FOR BENEFITS AT
          THE END OF THE YEAR       $2,840,851   $179,888   $
729,333   $ 25,992   $ 81,350   $811,405    $141,021    $4,809,840

See notes to financial statements.













                       -2-
                               EMPLOYEES SALARY REDUCTION PLAN OF
THE
                                FIRST NATIONAL BANK IN MACOMB
COUNTY

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 1994

Supplemental Information By Fund

                                     Guaranteed
       Money       FNB        FNB                     Total
                                      Income       Bond
Equity    Market       Cash      Stock        Loan         All
                                       Fund        Fund
Fund      Fund        Fund       Fund        Fund         Funds
ASSETS AVAILABLE FOR BENEFITS AT
       THE BEGINNING OF THE YEAR    $2,476,477   $ 99,007   $
335,380   $ 147,115                          $ 166,384   $
3,224,363

ADDITIONS:
          Employee contributions       206,254     21,395
70,570       9,161      23,159                              330,539
          Employer contributions       123,990     11,872
38,596       6,017      11,930                              192,405
          Investment income            198,750     (3,232)
14,648       3,636       4,055   $ 87,660       5,087       310,604
          Transfers                   (413,425)    32,579
107,072    (126,307)     30,258    388,926     (19,103)
          Transfers                      2,298        170
628         123     _______   ________     _______         3,219


          Total additions              117,867     62,784
231,514    (107,370)    69,402     476,586     (14,016)
836,767

DEDUCTIONS:
          Distributions to retired
          employees and
          beneficiaries (Note 5)       136,132     20,756
36,278      10,034        287                               203,487
          Forfeitures                    8,667        454
1,223           74    _______                               10,418

          Total deductions             144,799     21,210
37,501       10,108       287      _______                  213,905

NET ADDITIONS (DEDUCTIONS)             (26,932)    41,574
194,013     (117,478)   69,115      476,586    (14,016)
622,862

ASSETS AVAILABLE FOR BENEFITS AT
          THE END OF THE YEAR       $2,449,545   $140,581
$529,393   $   29,637  $ 69,115    $ 476,586   $152,368   $
3,847,225

See notes to financial statements.











                       -3-
                EMPLOYEES SALARY REDUCTION PLAN OF THE
                 FIRST NATIONAL BANK IN MACOMB COUNTY

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1995 AND 1994


1.        THE PLAN

The First National Bank in Macomb County (formerly First National Bank in Mount Clemens) Employee Salary Reduction Plan (the Plan) was established on July 1, 1983, was amended on July 1, 1989, under the provisions of Section 401(k) of the Internal Revenue Code, and was last amended on February 25, 1994 to include an additional investment option. The Plan is a profit-sharing plan designed to enable eligible employees to contribute to the Plan trust up to 10% of their annual compensation.

PARTICIPANTS - Employees of the First National Bank in Macomb
County
(the "Bank") become participants when they have been employed six months and have completed 500 hours of service. To remain a participant an employee must complete 20 hours of service per week for an indefinite period of time. There were 230 and 247 contributing participants as of June 30, 1995 and 1994, respectively.

On January 30, 1995, First National Bank Corp., of which the Bank is a subsidiary, merged with and into Old Kent Financial Corporation, and the name of the Bank was changed to Old Kent Bank - Macomb.

PARTICIPANT CONTRIBUTIONS - A participant may contribute from 1% to 10% of compensation, as defined in the Plan.

BANK CONTRIBUTIONS:

- BASIC - At the discretion of the Board of Directors, an annual basic contribution equal to 1% of the participants'
          compensation may be made by the Bank. All basic contributions are 100% vested with the employee, provided the participant complies with the provisions as defined by
          the Plan.

- MATCHING - At the discretion of the Board of Directors, the
          Bank may make supplemental matching contributions as follows:







                                      -4-

                         Participant           Bank Contribution
                         Contribution          As A Percent Of
                          Percentage            Compensation
                           1%                      .5%
                           2                      1.0
                           3                      1.5
                           4                      2.0
                           5 and more             2.5

VESTING - Other than the supplemental matching contribution, participant account balances are 100% vested. The supplemental matching contribution is vested as follows:

                          Years Of        Participation
                           Vesting           In Plan
                         Percentage
                              1                 20%
                              2                 40
                              3                 60
                              4                 80
                              5                100

However, the five-year requirement for 100% vesting of the Bank's matching contribution shall be waived in the event of death or election of early retirement as defined by the Plan.

FORFEITURES - Nonvested matching contributions of terminated participants become forfeitures after the participant incurs a five-year break in service, as defined in the Plan. Forfeitures shall be distributed by the trustee among the accounts of the remaining participants in the proportion that each account balance bears to the total account balances of all participants.

ALLOCATIONS - At the end of each quarter, a participant's account is adjusted to reflect the net earnings of the Plan, including investment appreciation or depreciation for that quarter. The adjustment is allocated based on the participant's proportionate share of the aggregate account balances at the beginning of the quarter, adjusted for certain changes, as defined in the Plan, occurring during the quarter.

WITHDRAWALS - A participant may withdraw an amount from his participant contribution account due to hardship, as defined and limited in the Plan.
                       -5-
LOANS - As of July 1, 1989, a participant may borrow against his vested account balance as allowed by the Plan.

TERMINATIONS - The normal retirement age defined by the Plan is 59 1/2. Upon normal retirement or death, the entire balance of the participant's account becomes payable to the participant or his beneficiary. Upon any other termination of employment, the participant receives the vested portion of his account. All benefits are payable in either a lump-sum, fixed periodic payments, or an annuity, as determined by the Plan administrative committee.

PLAN ADMINISTRATION - Costs of plan administration are paid by the Bank.






































                       -6-

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS - The investments of the Plan are stated at fair value, calculated by reference to published market quotations where available; where not available, various bases are used in arriving at estimates of fair value.

INVESTMENT INCOME includes net unrealized gains and losses in accordance with the policy of stating investments at fair values.

SECURITY TRANSACTIONS - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis.

3.   INVESTMENTS

Investments that represent five percent or more of the Plan's assets as of the beginning of the year are separately identified as follows:

                                                      1995
 1994
            Guaranteed Income Fund                $2,834,128
$2,438,877
            Equity Fund                              726,475
 527,087
            FNB Stock Fund                           811,405
 474,510

Subsequent to the January 30, 1995 merger of First National Bank
Corp.
with and into Old Kent Financial Corporation, each share of First
National Bank Corp. common stock in the FNB Stock Fund was converted into approximately 1.08 shares of Old Kent Financial Corporation's common stock.

4.   TERMINATION OF THE PLAN

In the event of complete termination of the Plan, the balance in the participant's account will be distributed in cash, either in a lump-sum or in installments, at the discretion of the committee which administers the Plan.

5.   INTERNAL REVENUE SERVICE STATUS

The Internal Revenue Service has determined that the Plan, as amended through July 1, 1985, satisfies the requirements of Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income tax under Section 501(a) of the Internal Revenue Code. The Plan has technical amendments dated July 1, 1987 and July 1, 1989 in addition to the amendment dated February 25, 1994 to include First National

                       -7-
Bank Corp. common stock as an investment alternative. In the opinion of the plan sponsor, the Plan continues to remain exempt from federal income taxes.

6.   BENEFITS PAYABLE

Benefits payable for terminated and retired participants at June
30,
1995 and 1994 were $151,235 and $41,330, respectively.











































                       -8-
                                EMPLOYEES SALARY REDUCTION PLAN OF
THE
                                 FIRST NATIONAL BANK IN MACOMB
COUNTY

EMPLOYER IDENTIFICATION NUMBER - 38-0855945
PLAN NUMBER - 002
FORM 5500

ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 1995

                                                (c)
                     (b)             Description of Investments,
               Identity of Issuer     Including Maturity Date,
 Par Value                  (e)
              Borrower, Lessor,     Interest Rate, Collateral and
 or Number      (d)      Current
  (a)     Or Similar Party Par           or Maturity Value
 of Shares      Cost       Value
** Massachusetts Mutual Life        Guaranteed Income Fund
    ***         ***     $2,834,128
   Insurance Company                Bond Fund
    ***         ***        179,007
                                    Equity Fund
    ***         ***        726,475
                                    Money Market Fund
    ***         ***         25,874

** Comerica                         FNB Cash Fund
  78,414     $ 78,414       78,414

** Old Kent Financial Corporation   FNB Stock Fund - Stock of
                                    Old Kent Financial Corporation
 23,796      523,034      811,045

** Participants                     * Loans
                    0      141,021

   Total investments
                        $4,796,324

  * Interest rates on loans to participants range form 9.0% to 12.0%.

 ** Party-in-interest.

*** Information is not provided by the trustee.














                       -9-

                                EMPLOYEES SALARY REDUCTION PLAN OF
THE
                                 FIRST NATIONAL BANK IN MACOMB
COUNTY

EMPLOYER IDENTIFICATION NUMBER - 38-0855945
PLAN NUMBER - 002
FORM 5500

ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES
YEAR ENDED JUNE 30, 1995


The following series of transactions were in excess of 5% of the fair value of plan assets at the beginning of the year.

                                         (h)
                          (b)
             (f)                      Current
                   Description of Asset
          Expenses                    Value of         (i)
       (a)       (Include Interest Rate        (c)         (d)
  (e)     Incurred        (g)         Asset on         Net
   Identity of       and Maturity in         Purchase   Selling
 Lease      with          Cost       Transaction       Gain
 Party Involved      Case of Loan)            Price       Price
 Rental   Transaction   of Asset        Date          (Loss)
Massachusetts     Guaranteed Income
Mutual Life         Fund
 Insurance Co                                $587,309
                          $587,309     $587,309

Massachusetts
Mutual Life       Guaranteed Income
 Income Co          Fund                                 $429,548
                              *         429,548           *

Comerica          Comerica Short-Term
                    Fund                      213,692
                           213,692      213,692

* Information is not provided by the trustee.

                                    EXHIBITS

          The following exhibits are filed as part of this report:

          Independent Auditors' Consent

























                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange
Act of 1934,
the trustee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                         EMPLOYEES SALARY REDUCTION
PLAN OF
                                          OF THE FIRST NATIONAL
BANK IN
                                          MACOMB COUNTY

                                         By:  OLD KENT BANK
                                              Plan Administrator

Dated: December 27, 1995                 By:  /s/ Janet S. Nisbett

                                         Its: Senior Vice President
                               and Controller






                                 EXHIBIT 23

                        Independent Auditors' Consent

We consent to the incorporation by reference in Registration
Statement No.
33-52411 on Form S-8 of our report dated December 15, 1995 appearing in this
Annual Report on Form 11-K of the Employees' Salary Reduction Plan of the First
National Bank in Macomb County for the year ended June 30, 1995.




/s/ Deloitte & Touche LLP
Detroit, Michigan

December 26, 1995